Exhibit 1.01

BWX Technologies, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2019

In this Report, unless the context otherwise indicates, "BWXT," "we," "us" and "our" mean BWX Technologies, Inc. and its consolidated subsidiaries.

Statements we make in this Conflict Minerals Report ("Report"), which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements relating to our compliance efforts and expected actions identified under the "Steps to be Taken" section of this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other things, our ability to implement improvements in our conflict minerals program and identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the Securities and Exchange Commission ("SEC"), including our Annual Report on Form 10-K for the year ended December 31, 2019 and subsequent quarterly reports on Form 10-Q. BWXT cautions not to place undue reliance on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

This Report for the year ended December 31, 2019 (the "Reporting Period") is presented to comply with Rule 13p-1 (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Rule, through Form SD, imposes certain reporting obligations on public companies that manufacture or contract to manufacture products containing conflict minerals that are necessary to the functionality or production of their products. Form SD defines "conflict minerals" as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are currently limited to tin, tantalum and tungsten. We identified tin, tantalum, tungsten and gold ("3TG") that are necessary to the functionality or production of certain products that we manufactured or contracted to manufacture during the Reporting Period. In accordance with the instructions to Form SD and the Rule, this Report has not been audited by an independent private sector auditor.

OVERVIEW

Our Company

BWXT is a specialty manufacturer of nuclear components and a service provider with an operating history of more than 100 years. During the Reporting Period, we operated in three reportable segments: Nuclear Operations Group, Nuclear Power Group and Nuclear Services Group. Our core businesses focus on the design, engineering and manufacture of precision naval nuclear components, reactors and nuclear fuel for the U.S. Government. We also provide uranium processing and environmental site restoration services, as well as a variety of products and services to customers in the nuclear industry. While we provide a wide range of products and services, our business segments are heavily focused on major projects. At any given time, a relatively small number of projects can represent a significant part of our operations.

Product Descriptions

We conducted an analysis of our products to determine which of our products were likely to contain 3TG. We have identified 3TG in certain of our products within our Nuclear Operations Group and Nuclear Power Group segments that are necessary to the functionality or production of products that we manufactured or contracted to manufacture during the Reporting Period.

Nuclear Operations Group

Through our Nuclear Operations Group segment, we engineer, design and manufacture precision naval nuclear components and reactors for the U.S. Department of Energy/National Nuclear Security Administration's Naval Nuclear Propulsion Program. In addition, we perform development and fabrications activities for missile launch tubes for U.S Navy submarines. Our Nuclear Operations Group segment specializes in the design and manufacture of close-tolerance and high-quality equipment for nuclear applications. In addition, we are a leading manufacturer of critical nuclear components, fuels and assemblies for government and limited other uses. We are the largest domestic supplier of research reactor fuel elements for colleges, universities and national laboratories. We also convert or downblend high-enriched uranium into low-enriched fuel for use in commercial reactors to generate electricity and have over 100 years of experience in supplying components for defense applications. In our Nuclear Operations Group segment, necessary 3TG is generally included in certain components that we manufacture.

Nuclear Power Group

Through our Nuclear Power Group segment, we design and manufacture commercial nuclear steam generators, pressure vessels, reactor components, heat exchangers and other auxiliary equipment, including containers for the storage of spent nuclear fuel. This segment is also a significant supplier to nuclear power utilities undergoing major refurbishment projects and has supplied over 300 pressurized water reactor steam generators worldwide, as well as other critical plant components. In addition, the Nuclear Power Group segment offers a full spectrum of services for steam generators and balance of plant equipment, as well as nondestructive examination and tooling/repair solutions for other plant systems and components. This segment also offers engineering and licensing services for new nuclear plant designs. Our Nuclear Power Group segment's products that we manufacture or contract to manufacture and contain necessary 3TG include computerized controls for robotic and industrial systems.

Nuclear Services Group

Through our Nuclear Services Group segment, we provide various services to the U.S. Government and the commercial nuclear industry. This segment provides services to the U.S. commercial nuclear industry, including inspection and maintenance services for steam generators and heat exchangers. This segment also designs and develops its own specialized tooling, consumables and robotics to make its inspections and repairs more streamline and efficient. The Nuclear Services Group segment provides engineering assessments, calculations and qualifications, as well as engineering design, development, and testing of nuclear reactors and associated systems and components. The Nuclear Services Group segment determined that manufactured products contained 3TG.

Our Supply Chain and the Reasonable Country of Origin ("RCOI") Process

Our operations use materials, such as carbon and alloy steels, in various forms and components and accessories for assembly, which are available from numerous sources. We generally purchase materials and components as needed for individual contracts.

As noted above, we manufacture a variety of products for which materials included in those products may differ from year to year. These products are highly complex, typically containing thousands of parts from many suppliers throughout the world. We may purchase the same materials from multiple different suppliers and distributors. These suppliers and distributors often obtain their materials from lower tier suppliers. Accordingly, our supply chain is deep and identifying the ultimate source of materials supplied to us is difficult. We rely on our direct suppliers to work with their suppliers to provide information on the smelters and origin of the 3TG contained in components and materials supplied to us.

During the Reporting Period, our compliance efforts included both our U.S. and non-U.S. locations. For each of the products (or subassemblies) that we identified as containing 3TG necessary to their functionality or production, we identified the suppliers that provided the materials comprising each of these products. We specifically identified each supplier that provided the materials containing the 3TG, as the 3TG in these products and related supplier base was limited.

Additionally, we validated our scoping conclusions from prior years to determine if any new products or materials containing 3TG should be added to our compliance efforts. Following this validation, we compiled a list of 32 suppliers we identified as providing 3TG in products we manufacture or contract to manufacture.

We utilized the Conflict Free Sourcing Initiative's conflict minerals reporting template (the "CFSI Template") to survey the suppliers identified through the procedures above on their sourcing of the 3TG that we identified in our products. The CFSI Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company's supply chain. It includes questions regarding a direct supplier's conflict minerals policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.

Our Status

As a result of the RCOI described above, we determined that we may have some suppliers that sourced 3TG from the DRC Region and proceeded to conduct due diligence on our supplier base, as described below.

DUE DILIGENCE

Design of Due Diligence

We have designed our due diligence procedures to conform, in all material respects, with the due diligence framework presented by the Organization for Economic Co-operation and Development ("OECD") in the publication OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing and the related Supplements for gold and for tin, tantalum and tungsten.

Due Diligence Performed

Establish Strong Company Management Systems

Conflict Minerals Policy

We established a conflict minerals policy related to our sourcing of 3TG, which is posted on our website at www.bwxt.com within the "Investors" section under "Corporate Governance."

Internal Team

We commissioned a Conflict Minerals Working Group comprised of individuals in management positions across the legal, finance, procurement, compliance and internal audit functions at the segment and corporate level. This Working Group is led by members of our senior leadership team. The Conflict Minerals Working Group governs our conflict minerals compliance effort and is responsible for providing guidance and direction for the implementation of our conflict minerals program, as well as specific tasks relevant to their respective functional areas.

Control Systems and Grievance Mechanism

We do not typically have a direct relationship with smelters and refiners. However, we have controls in place designed to uphold our core values and ethical standards in all interactions with customers, vendors, suppliers, shareholders, fellow employees and others.

These controls include a Code of Business Conduct that outlines expected behaviors for all employees, vendors and independent contractors. This Code of Business Conduct is publicly available on our website within the "Investor Relations" section under "Corporate Governance." To this end, anyone can utilize the BWXT Help Line as detailed in our Code of Business Conduct to proactively report a violation of our Code or policies, including our conflict minerals policy and related program efforts. We also have company-wide document retention policies. These policies extend to the documentation accumulated in performing our due diligence procedures.

Supplier Engagement

We have communicated with suppliers potentially affected by our Conflict Minerals Policy and compliance efforts as identified through our RCOI process our expectation that they assist us in complying with our efforts related to our conflict minerals program, including obtaining information to support chain of custody of the 3TG identified in our products. We have provided suppliers access to our Conflict Minerals Policy through the website above or upon request. In addition, we have developed internal protocols and procedures for engaging with suppliers who fail to comply, or inadequately comply, with our conflict minerals compliance efforts.

Identify and assess risks in the supply chain

We surveyed 32 suppliers identified as potentially providing materials or components containing 3TG supporting our manufacturing operations during the Reporting Period. Of these, approximately 91% responded to our survey requests, including approximately 69% through the CFSI Template.

We reviewed survey responses that we received to determine which of them required further engagement based on our risk assessment parameters. All completed surveys and other responses were reviewed for completeness and consistency of information. We performed further due diligence and engagement with suppliers as necessary based upon our risk assessment parameters to obtain additional information, complete information or request clarification. Also, if a supplier responded at the product level that they were sourcing 3TG from the DRC Region and provided a smelter list, we verified that the smelters they identified as sourcing 3TG from the DRC Region were certified conflict-free through the CFSI. For those suppliers in which we did not receive a response, we sent secondary inquiries to request that a response be provided. Ultimately, we are relying on supplier responses to provide us with the information about the source of 3TG contained in the components supplied to us.

Design and Implement a Strategy to Respond to Identified Risks

We report our findings annually to the Conflict Minerals Working Group prior to the issuance of Form SD and this Report. We also report any significant due diligence findings to the Conflict Minerals Working Group as they arise (for example, if we find that we source 3TG that directly or indirectly finances or benefits armed groups, or are under the control of armed groups, in the DRC Region). At this time, we have found no instance where it was necessary to implement risk mitigation efforts as a result of a supplier's response to our information request.

In addition to our annual survey process and due diligence efforts, we have adopted a Risk Management and Corrective Action Plan to manage risks related to changes in products or suppliers and to proactively mitigate the risks of conflict minerals entering into our supply chain through the following procedures:

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Established conflict minerals policy: BWXT's conflict minerals policy sets the expectation that all suppliers will implement policies and procedures to support BWXT's efforts to comply with the conflict minerals rule; and

•	Instituted contract language: BWXT has developed contract language echoing the sentiment of the conflict minerals policy, and this language has been and will continue to be distributed to suppliers.

We have also adopted a Corrective Action Plan for suppliers that do not comply with the company's requests for information and support in relation to Conflict Minerals.

Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with smelters and refiners and therefore do not perform or direct audits of these entities. However, we will rely on third-party assurances and certifications, such as the Conflict Free Sourcing Initiative's Conflict-Free Smelter Program.

Report on Supply Chain Due Diligence

This Report, which constitutes our annual report on our due diligence efforts, is available on our website at www.bwxt.com within the "Investor Relations" section under "SEC Filings" and is filed with the SEC.

RESULTS OF DUE DILIGENCE

Efforts to Determine Mine or Location of Origin

Given that we do not have established relationships with the ultimate smelters and refiners from which the 3TG in our products is sourced, we have determined that requesting our suppliers to complete the CFSI Template represents our good faith effort to determine the mines or locations of origin of 3TG in our supply chain.

Processing Facilities and Country of Origin

Of the suppliers surveyed, many completed the CFSI Template at the company, business unit or entity level and are unable to represent that 3TG from the processing facilities they listed had actually been included in components that they supplied to us. Only a few of our suppliers identified a smelter list in their CFSI Template at the product level. As our suppliers are otherwise largely unable to provide us with the information necessary to determine country of origin at the product level, or failed to provide information on their smelters or refiners, we are unable to provide smelter and refiner names and country of origin of the necessary 3TG in this Report at this time. We will continue to work with our suppliers to obtain smelter information at the product level.

STEPS TO BE TAKEN

We are committed to complying with the provisions of the Rule and Form SD and expect to continue our efforts to improve our conflict minerals program and related due diligence. Our next steps may include, but are not limited to the following:

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Continuing to work with suppliers to increase our response rate and improve the content of responses to assist in our RCOI process and our efforts to determine the processing facilities for and country of origin of our 3TG with the greatest specificity possible;

•	Developing a master smelter list based on our RCOI process and associated due diligence; and

•
Further refining our strategy to respond to identified risk, including but not limited to, potential action to be taken against suppliers that do not respond to our requests or do not provide reasonable information to support our due diligence activities.